UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K/A

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

ZOLL Medical Corporation Employee Savings Plan

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824-4105

INTRODUCTORY NOTE

This amendment is being filed to provide a report of an independent public accountant firm registered with the Public Company Accounting Oversight Board (the “PCAOB”). The Form 11-K filed with the Securities and Exchange Commission on June 24, 2005 contained a report prepared by an auditing firm that has conducted the audit in accordance with U.S. generally accepted auditing standards, but was not registered with the PCAOB. The new audit resulted in no changes in net assets available for plan benefits.

REQUIRED INFORMATION ATTACHED

1.	Audited statements of financial condition in accordance with the financial reporting requirements of ERISA.

2.	Audited statements of income and changes in plan equity in accordance with the financial reporting requirements of ERISA.

3.	Written consent of the accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOLL MEDICAL CORPORATION EMPLOYEE SAVINGS PLAN

By:	ZOLL Medical Corporation

By:	/s/ A. Ernest Whiton
Name:	A. Ernest Whiton
Title:	Chief Financial Officer and Vice
President, Administration

Date:	February 15, 2006

ZOLL MEDICAL CORPORATION EMPLOYEE

SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

To the Plan Administrator

ZOLL Medical Corporation Employee Savings Plan

269 Mill Road

Chelmsford, Massachusetts 01824

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of net assets available for plan benefits of ZOLL Medical Corporation Employee Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ZOLL Medical Corporation Employee Savings Plan as of December 31, 2003 were audited by other auditors whose report dated June 11, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of ZOLL Medical Corporation Employee Savings Plan as of December 31, 2004, and the changes in its net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ MOODY, FAMIGLIETTI & ANDRONICO, LLP

Moody, Famiglietti & Andronico, LLP

December 5, 2005

Statements of Net Assets Available for Plan Benefits	ZOLL Medical Corporation Employee Savings Plan

December 31	2004	2003
Assets

Investments (Note 6):
Investments at Fair Value	$15,455,542	$11,971,303
ZOLL Medical Corporation Common Stock	890,169	561,946
Loans to Participants	427,304	332,870

Total Investments	16,773,015	12,866,119

Contributions and Other Receivables:
Plan Sponsors’ Contributions Receivable	509,545	435,658
Participants’ Contributions Receivable	233,046	169,792
Accrued Interest Receivable	45	15

Total Contributions and Other Receivables	742,636	605,465

Net Assets Available for Plan Benefits	$17,515,651	$13,471,584

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available forPlan Benefits	ZOLL Medical Corporation Employee Savings Plan

For the Year Ended December 31	2004
Additions to Net Assets:
Participant Contributions	$3,271,795
Net Appreciation in Fair Value of Investments (Note 6)	912,548
Plan Sponsors Contributions	509,545
Interest and Dividend Income	29,443

Total Additions	4,723,331

Deductions from Net Assets:
Distributions to Participants	(674,114)
Administrative Fees	(5,150)

Total Deductions	(679,264)

Net Increase in Net Assets Available for Plan Benefits	4,044,067

Net Assets Available for Plan Benefits, Beginning of Year	13,471,584

Net Assets Available for Plan Benefits, End of Year	$17,515,651

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements (Continued) ZOLL Medical Corporation Employee Savings Plan

1. Description of the Plan:

The following description of ZOLL Medical Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more complete information regarding the terms of the Plan.

General: The Plan is a defined contribution plan covering all employees of ZOLL Medical Corporation and its majority-owned subsidiaries Bio-Detek, Inc. and Revivant Corporation (collectively, the “Plan Sponsors”). The Plan, as amended, was established on January 1, 1992 to provide a systematic savings plan and retirement benefits for eligible employees (the “Participants”). Employees become eligible for participation in the Plan upon attaining age 21 and completing three months of service with the Plan Sponsors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Sponsors have appointed an investment trustee, Fidelity Management and Trust Company (“Fidelity”), to hold the Plan’s assets and to administer the Participant accounts.

Contributions: Participants may contribute up to 60% of their pre-tax compensation, as defined in the Plan, subject to limitations under federal law. Rollover contributions from other qualified plans are allowed.

The Plan Sponsors contribute a discretionary matching contribution equal to 25% of each Participant’s elective deferral up to 7% of Participant wages. During the year ended December 31, 2004, the Plan Sponsors made contributions to the Plan in the amount of $542,545.

Participant Accounts: Each Participant’s account is credited with the Participant’s contribution and allocations of (a) the Plan Sponsors’ contribution and (b) Plan earnings. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting: Participants are immediately vested 100% in their contributions plus actual earnings thereon. Vesting in the Plan Sponsors’ contribution portion of their account plus actual earnings thereon is based on years of continuous service. A Participant becomes fully vested after four and six consecutive years of service, depending on their hire date, as defined in the Plan agreement.

Participant Loans: Participants may borrow from their plan accounts in amounts attributable to the Participant’s contributions, for a maximum term of five years. If the loan is for the purchase of a principal residence, the term of the loan may be extended to ten years. A Participant may borrow a minimum of $1,000 and a maximum of 50% of his or her eligible balance up to $50,000, reduced by the highest outstanding loan amount during the immediately preceding twelve-month period. The loan balance is secured by the Participant’s vested interest in their account and the interest rate is fixed at the inception of the loan in an amount equal to the prevailing interest rate charged by commercial lending institutions for loans of a similar nature. The interest rates charged on loans outstanding as of December 31, 2004, range from 5.0% to 10.5%, per annum.

Benefits and Withdrawals: Upon termination of service due to death, disability or retirement, a Participant may elect to receive either a lump-sum amount equal to the value of the Participant’s vested interest in his or her account, or annual installments.

Hardship withdrawals are allowed under the provisions of the Plan and cannot exceed the amount required to meet the immediate financial need created by the hardship. The Participant will be suspended from making contributions for twelve months after the hardship withdrawal.

Forfeited Accounts: Forfeited amounts are used to reduce future Plan Sponsors’ contributions. During the year ended December 31, 2004, the Plan Sponsors did not use forfeited amounts to reduce their matching contributions. As of December 31, 2004 and 2003, the Plan had forfeitures of $33,885 and $9,547, respectively, available to offset future Plan Sponsors contributions. The Plan Sponsors’ contribution for 2004 was reduced by $33,000 from forfeited non-vested accounts.

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements (Continued) ZOLL Medical Corporation Employee Savings Plan

Plan Investments: The Plan’s investments are held in various mutual funds held by Fidelity, as well as in ZOLL Medical Corporation Common Stock. Participants have the option to allocate their contributions, and the Plan Sponsors’ contributions, in their individual accounts among various investment alternatives and to make transfers as specified in the Plan document.

2. Significant Accounting Policies:

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: Investments are valued at their fair market value using quoted market prices. Interest and dividend income is recorded as earned. Purchases and sales of securities are reflected on a trade date basis. Loans to participants are valued at estimated fair value, consisting of outstanding principal and related unpaid interest. The net appreciation in the fair value of the Plan’s investments consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Contributions: Contributions from the Plan Sponsors are accrued as of December 31, 2004, based upon the contribution formula. Participant contributions are recorded in the period in which the Participants’ payroll deductions are remitted to the Trustee.

Payment of Benefits: Benefits are recorded when paid.

Expenses: Certain administrative expenses of the Plan are paid by the Plan Sponsors.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Plan may differ from those estimates.

3. Party-In-Interest Transactions:

Certain Plan investments are in mutual funds managed by Fidelity. Fidelity is the custodian of the Plan’s assets and, therefore, these transactions qualify as party-in-interest transactions. Also, Participants have invested in ZOLL Medical Corporation’s common stock, therefore these transactions also qualify as party-in-interest transactions.

4. Plan Termination:

While it is the intention of the Plan Sponsors to continue the Plan indefinitely, the Plan Sponsors reserve the right to terminate or amend the Plan at any time subject to the provisions of ERISA. In the event of termination, the accounts of all Participants shall become fully vested and plan assets shall be distributed in accordance with the terms of the Plan.

5. Tax Status:

The Plan adopted a standardized prototype plan sponsored by Fidelity. The prototype plan sponsor received a favorable opinion letter, dated October 9, 2004, which stated that the Plan prototype is designed in accordance with Section 401(a) of the Internal Revenue Code. The Plan Sponsors believe that the Plan and the related trust are currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the Plan Sponsors are of the opinion that the Plan and the related trust were tax exempt as of December 31, 2004.

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements (Continued) ZOLL Medical Corporation Employee Savings Plan

6. Investments:

Investments, all of which are participant directed, which represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003, are summarized as follows:

	2004	2003
Fidelity Advisor Equity Growth Fund, Class T	$3,827,035	$3,520,002
Neuberger Berman Genesis Fund	2,111,839	1,424,966
Fidelity Advisor Growth Opportunities, Class T	2,103,866	1,868,750
Fidelity Advisor Prime Fund	1,454,359	935,171
Fidelity Advisor Intermediate Bond Fund, Class T	1,430,581	1,165,064
Fidelity Advisor Balanced Fund, Class T	968,695	821,843
ZOLL Medical Corporation Common Stock	890,169

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

	2004	2003
Mutual Funds	$913,807	$1,996,481
ZOLL Medical Common Stock	(1,259)	6,521

	$912,548	$2,003,002

Investments in ZOLL Medical Corporation common stock (held in a unitized stock fund created by trustee) held by the Plan at December 31, 2004 and 2003, consists of 25,877 and 15,417 shares, respectively.

The accompanying notes are an integral part of these financial statements.

Schedule H, Line 4i Supplemental Schedule of Assets ZOLL Medical Corporation Employee Savings Plan

Held for Investment Purposes at End of Year	EIN #04-2711626

Assets held by the Plan for investment purposes as of December 31, 2004, are summarized as follows:

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Fidelity	Fidelity Advisor Equity Growth Fund, Class T	**	$3,827,035
	Neuberger Berman	Neuberger Berman Genesis Fund	**	2,111,839
*	Fidelity	Fidelity Advisor Growth Opportunities, Class T	**	2,103,866
*	Fidelity	Fidelity Advisor Prime Fund	**	1,454,359
*	Fidelity	Fidelity Advisor Intermediate Bond Fund, Class T	**	1,430,581
*	Fidelity	Fidelity Advisor Balanced Fund, Class T	**	968,695
*	ZOLL	ZOLL Medical Corporation Common Stock	**	890,169
*	Fidelity	Fidelity Advisor Overseas Fund, Class T	**	767,736
*	Fidelity	Fidelity Advisor Dividend Growth Fund, Class T	**	766,224
	Federated	Federated Max-Cap Index Fund	**	516,070
*	Fidelity	Fidelity Advisor Mid Cap Fund, Class T	**	505,955
*	Fidelity	Fidelity Advisor Equity Income Fund, Class T	**	380,649
	Brown Brothers	BBH Inflation Indexed Securities Fund	**	314,886
	Wells Fargo	Wells Fargo Advantage Outlook 2040 Fund, Class A	**	91,013
	Wells Fargo	Wells Fargo Advantage Outlook 2020 Fund, Class A	**	87,830
	Wells Fargo	Wells Fargo Advantage Outlook 2030 Fund, Class A	**	55,630
	Wells Fargo	Wells Fargo Advantage Outlook 2010 Fund, Class A	**	45,180
*	Fidelity	Inst. Cash Portfolio Money Market Fund	**	27,994
*	Participants	Loans to Participants with interest rates ranging from 5.0% to 10.5%, maturing through 2014	**	427,304

				$16,773,015

*	Represents a party-in-interest to the Plan.
**	Cost information may be omitted for participant-directed transactions under an individual account plan.

The accompanying notes are an integral part of these financial statements.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement No. 333-38048 on Form S-8 of ZOLL Medical Corporation of our report dated December 5, 2005 relating to the financial statements and supplemental schedule of the ZOLL Medical Corporation Employee Savings Plan, which appears in this Form 11-K.

/s/ MFA – Moody, Famiglietti & Andronico, LLP
MFA – Moody, Famiglietti & Andronico, LLP
North Andover, Massachusetts
February 13, 2006

The accompanying notes are an integral part of these financial statements.